OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-50289

CUSIP NUMBER
87163L-10-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
SYNTAX-BRILLIAN CORPORATION

Full Name of Registrant

Former Name if Applicable

1600 NORTH DESERT DRIVE

Address of Principal Executive Office (Street and Number)
TEMPE, ARIZONA 85281-1230

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Syntax-Brillian Corporation (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006 (the “Report”). The Registrant completed the acquisition of Vivitar Corporation on November 21, 2006. As a result, the financial results of Vivitar Corporation from November 21, 2006 through December 31, 2006 are included in the Registrant’s results for the quarterly period ended December 31, 2006. The Registrant has expended considerable time and internal resources preparing its financial statements to include these results and, to ensure adequate disclosure, the Registrant requires additional time to file the Report. The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Wayne A. Pratt	(602)	389-8888
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYNTAX-BRILLIAN CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2007	By	/s/ Wayne A. Pratt

Wayne A. Pratt Executive Vice President and Chief Financial Officer

Attachment to Form 12b-25
Explanation for Part IV, Item 3.
     In November 2005, the Registrant completed its merger with Syntax Groups Corporation, which was treated as a reverse merger for financial reporting purposes. As a result, the historical financial statements of Syntax Groups Corporation became the Registrant’s historical financial statements, and the Registrant adopted the fiscal year end of Syntax Groups Corporation of June 30. The Registrant recorded a net loss for the three and six months ended December 31, 2005, of approximately $1.3 million and $2.0 million, respectively. The performance of the Registrant since the merger with Syntax and the acquisition of Vivitar has significantly improved such that, for the three and six months ended December 31, 2006, the Registrant expects to report net income in excess of $12.0 million and $15.8 million, respectively. This represents a significant change from the corresponding period for the previous fiscal year.